UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Net Element International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R102

(CUSIP Number)

Francesco Piovanetti

48 Road 165, Suite 6000

City View Plaza II

Guaynabo, PR 00968-8060

(787) 993-9650

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R102	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francesco Piovanetti
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,869,520 (see item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,869,520 (see item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,869,520 (see item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.19%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 64111R102	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arco Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,864,000 (see item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,864,000 (see item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,864,000 (see item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.18%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 64111R102	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bond Street Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,600 (see item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,600 (see item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600 (see item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) >0.01%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 64111R102	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arco International Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 920 (see item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 920 (see item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920 (see item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) >0.01%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 64111R102	13D	Page 6 of 7 Pages

Item 1.  Security and Issuer.

Common shares and warrants of Net Element International Inc.

Oleg Firer, Chief Executive Officer; Jonathan New, Chief Financial Officer

3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160

Item 2.  Identity and Background.

Name: Francesco Piovanetti

Address: 48 Road 165, Suite 6000, City View Plaza II, Guaynabo, PR 00968-8060

Occupation: Investment manager

Bond Street Management LLC

48 Road 165, Suite 6000, City View Plaza II, Guaynabo, PR 00968-8060

No convictions of any kind

Not a party to civil proceeding resulting in decree related to violations of securities laws

Citizenship: USA

Item 3.  Source or Amount of Funds or Other Consideration.

Personal Funds and as part of a merger between Cazador Acquisition Corporation (“Cazador”) and Net Element Inc. (“Nete”), resulting in Net Element International Inc. (“NEI”).

Item 4.  Purpose of Transaction.

This transaction was effectuated as part of a merger between Cazador and Nete, resulting in NEI. The transaction involving Bond Street Management LLC was effectuated as a purchase of NEI shares in the open market. The transaction involving Arco International Group was effectuated as a purchase of NEI shares in the open market.

Item 5.  Interest in Securities of the Issuer.

All information regarding shares that may be beneficially owned by Francesco Piovanetti is based on information disclosed in Forms 3 and 4 filed by Mr. Piovanetti with the Commission on October 12, 2012, October 29, 2012 and November 26, 2012. Mr. Piovanetti may be deemed to have beneficial ownership of 4,869,520 shares of common stock consisting of: (i) 3,714,000 shares of common stock issuable upon exercise of warrants with an exercise price of $7.50 per share and an expiration date of October 2, 2017, which are held by Arco Group LLC; (ii) 1,150,000 shares of common stock held by Arco Group LLC; (iii) 4,600 shares of common stock held by Bond Street Management LLC; and (iv) 920 shares of common stock held by Arco International Group LLC. Mr. Piovanetti has a majority, controlling interest in Arco Group LLC and, consequently, Mr. Piovanetti has voting control, investment discretion and dispositive power over the shares held by Arco Group LLC. Mr. Piovanetti owns 25% of the outstanding equity interests in Bond Street Management LLC and he has voting control, investment discretion and dispositive power over the shares held by Bond Street Management LLC. Mr. Piovanetti beneficially owns 100% of the membership interest in Arco International Group LLC.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 64111R102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2013	/s/ Francesco Piovanetti
Date	Francesco Piovanetti

October 8, 2013	ARCO GROUP LLC
Date	/s/ Francesco Piovanetti
Name: Francesco Piovanetti
Title: Chief Executive Officer

October 8, 2013	BOND STREET MANAGEMENT LLC
Date	/s/ Francesco Piovanetti
Name: Francesco Piovanetti
Title: Chief Executive Officer & Co-Manager

October 8, 2013	ARCO INTERNATIONAL GROUP LLC
Date	/s/ Francesco Piovanetti
Name: Francesco Piovanetti
Title: Manager